UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2014

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On June 25, 2014, EXFO Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2014. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2014 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2014 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: June 27, 2014

EXFO Reports Third-Quarter Results for Fiscal 2014

▪	Sales reach US$63.9 million, up 24.8% sequentially and 8.5% year-over-year
▪	Bookings attain US$66.5 million, book-to-bill ratio of 1.04
▪	Gross margin* improves to 63.3%, adjusted EBITDA** amounts to US$7.3 million (11.5%)

QUEBEC CITY, CANADA, June 25, 2014 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the third quarter ended May 31, 2014.

Sales reached US$63.9 million in the third quarter of fiscal 2014 compared to US$58.9 million in the third quarter of 2013 and US$51.2 million in the second quarter of 2014.

Bookings attained US$66.5 million in the third quarter of fiscal 2014 compared to US$61.8 million in the same period last year and US$58.7 million in the second quarter of 2014. The company’s book-to-bill ratio was 1.04 in the third quarter of 2014.

Gross margin before depreciation and amortization* improved to 63.3% of sales in the third quarter of fiscal 2014 from 61.7% in the third quarter of 2013 and 60.8% in the second quarter of 2014.

IFRS net earnings in the third quarter of fiscal 2014 totaled US$1.7 million, or US$0.03 per diluted share, compared to a net loss of US$0.9 million, or US$0.01 per share, in the same period last year and a net loss of US$1.3 million, or US$0.02 per share, in the second quarter of 2014. IFRS net earnings in the third quarter of 2014 included US$1.0 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange loss of US$1.1 million.

Adjusted EBITDA** amounted to US$7.3 million, or 11.5% of sales, in the third quarter of fiscal 2014 compared to US$3.1 million, or 5.3% of sales, in the third quarter of 2013 and -US$1.0 million, or -2.0% of sales, in the second quarter of 2014.

During the third quarter of fiscal 2014, EXFO acquired the assets of ByteSphere, a Boston-area software company specializing in global IT management and network monitoring solutions. This transaction extends EXFO’s service assurance offering into infrastructure performance visibility through highly scalable device and network element polling.

Following the quarter-end, EXFO acquired the business of Aito Technologies, a Finnish provider of customer experience analytics for mobile network operators, through an asset purchase deal. EXFO intends to combine the analytics software capabilities of Aito Technologies with its own wireless product portfolio to provide mobile operators with heightened, end-to-end visibility of their 3G and 4G/LTE networks.

“I am really pleased with our strong sequential and year-over-year sales growth, the strengthening of our backlog for a third consecutive quarter and leverage in our operating model with an adjusted EBITDA margin of 11.5% in the third quarter,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “I am also delighted with our improved market position in the wireless industry, both through the recent acquisitions of ByteSphere and Aito Technologies but also with several recently introduced solutions. All these initiatives have greatly elevated EXFO’s strategic relevance in the wireless industry as reflected by three recent contract wins, two of which occurred with tier-1 network operators after the quarter-end.”

Selected Financial Information
(In thousands of US dollars)

	Q3 2014	Q2 2014	Q3 2013

Sales	$63,882	$51,179	$58,865

Gross margin before depreciation and amortization*	$40,413	$31,106	$36,291
	63.3%	60.8%	61.7%
Other selected information:
IFRS net earnings (loss)	$1,665	$(1,339)	$(862)
Amortization of intangible assets	$1,025	$1,074	$1,586
Stock-based compensation costs	$407	$402	$415
Net income tax effect of the above items	$(63)	$(64)	$(68)
Foreign exchange gain (loss)	$(1,126)	$2,292	$314
Adjusted EBITDA**	$7,345	$(1,002)	$3,131

Operating Expenses
Selling and administrative expenses totaled US$21.7 million, or 34.0% of sales, in the third quarter of fiscal 2014 compared to US$22.0 million, or 37.4% of sales, in the same period last year and US$21.5 million, or 42.1% of sales, in the second quarter of 2014.

Gross research and development expenses amounted to US$13.6 million, or 21.3% of sales, in the third quarter of fiscal 2014 compared to US$13.8 million, or 23.4% of sales, in the third quarter of 2013 and US$13.0 million, or 25.5% of sales, in the second quarter of 2014.

Net R&D expenses totaled US$11.7 million, or 18.4% of sales, in the third quarter of fiscal 2014 compared to US$11.6 million, or 19.7% of sales, in the same period last year and US$11.0 million, or 21.4% of sales, in the second quarter of 2014.

Third-Quarter Highlights
•
Sales. Sales improved 24.8% quarter-over-quarter and 8.5% year-over-year to US$63.9 million in the third quarter of 2014 mainly due to the typical seasonal release of network operators’ capital spending budgets and increased traction of EXFO’s optical and wireless solutions. Global sales originated 54% from the Americas, 28% from EMEA and 18% from Asia-Pacific.  EXFO’s top customer accounted for 6.7% of sales in the third quarter, while the top three represented 15.3%. Following the quarter-end, two tier-1 mobile network operators (one from the Americas and the other from EMEA) selected EXFO as a strategic solutions partner.

•
Profitability. EXFO reported adjusted EBITDA of US$7.3 million, or 11.5% of sales, in the third quarter of 2014 which marked the company’s best performance in the last nine quarters. Cash flows from operating activities totaled US$2.9 million in the third quarter of 2014 compared to US$1.3 million for the same period in 2013. EXFO’s cash position amounted to US$52.7 million with no debt at the end of the third quarter of 2014.

•
Innovation. EXFO completed the initial integration phase of ByteSphere’s network element performance metrics solution into its latest BrixWorx service assurance release. EXFO also will combine the analytics software capabilities of Aito Technologies with its own wireless product portfolio in upcoming quarters to provide mobile operators with heightened, end-to-end visibility of their 3G and 4G/LTE networks. EXFO launched three new products in the third quarter of 2014, including among others the FTB-2 Pro Platform, the industry’s smallest platform for high-speed, multi-technology testing in the field and a 10G multi-test solution for the turn-up, validation and troubleshooting of next-generation and legacy networks. Altogether, the company released 19 new products or major product upgrades since the beginning of the fiscal year.

Business Outlook
EXFO forecasts sales between US$60.0 million and US$65.0 million for the fourth quarter of fiscal 2014, while IFRS net earnings are expected to range between US$0.00 and US$0.04 per diluted share. Net earnings include US$0.02 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the third quarter of fiscal 2014. To listen to the conference call and participate in the question period via telephone, dial 1-416-981-9091. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on July 2, 2014. The replay number is 1-402-977-9141 and the reservation number is 21716514. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. EXFO’s intelligent solutions with contextually relevant analytics improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycle. Key technologies supported include 3G, 4G/LTE, VoLTE, IMS, video, Ethernet/IP, SNMP, OTN, FTTx, xDSL and various optical technologies accounting for more than 38% of the global portable fiber-optic test market. EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully  integrate  businesses that we acquire; and the retention of key technical and  management personnel.

Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization* and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

**	Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Q3 2014	Q2 2014	Q3 2013

IFRS net earnings (loss) for the period	$1,665	$(1,339)	$(862)

Add (deduct):

Depreciation of property, plant and equipment	1,219	1,243	1,473
Amortization of intangible assets	1,025	1,074	1,586
Interest and other income	(220)	(49)	(68)
Income taxes	2,123	(41)	901
Stock-based compensation costs	407	402	415
Foreign exchange (gain) loss	1,126	(2,292)	(314)
Adjusted EBITDA for the period	$7,345	$(1,002)	$3,131

Adjusted EBITDA in percentage of sales	11.5%	(2.0)%	5.3%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at May 31, 2014	As at August 31, 2013
Assets

Current assets
Cash	$47,423	$45,386
Short-term investments	5,321	4,868
Accounts receivable
Trade	52,930	50,117
Other	2,332	2,778
Income taxes and tax credits recoverable	6,326	6,525
Inventories	37,376	35,705
Prepaid expenses	2,612	2,561
	154,320	147,940

Tax credits recoverable	42,388	41,719
Property, plant and equipment	43,166	45,523
Intangible assets	6,745	7,543
Goodwill	26,527	27,313
Deferred income taxes	10,323	10,807
Other assets	786	693

	$284,255	$281,538
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$35,919	$26,253
Provisions	572	756
Income taxes payable	777	679
Current portion of long-term debt	–	296
Deferred revenue	9,480	9,467
	46,748	37,451

Deferred revenue	3,131	3,932
Deferred income taxes	4,090	3,226
Other liabilities	452	477
	54,421	45,086

Shareholders’ equity
Share capital (note 4)	111,491	109,837
Contributed surplus	16,081	17,186
Retained earnings	112,431	112,852
Accumulated other comprehensive loss	(10,169)	(3,423)
	229,834	236,452

	$284,255	$281,538

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Sales	$63,882	$171,064	$58,865	$181,262

Cost of sales (1) (note 5)	23,469	64,727	22,574	69,895
Selling and administrative (note 5)	21,730	64,975	22,002	67,366
Net research and development (note 5)	11,745	33,999	11,573	35,135
Depreciation of property, plant and equipment (note 5)	1,219	3,737	1,473	4,582
Amortization of intangible assets (note 5)	1,025	3,281	1,586	5,470
Interest and other income	(220)	(296)	(68)	(76)
Foreign exchange (gain) loss	1,126	(1,968)	(314)	(2,770)
Earnings before income taxes	3,788	2,609	39	1,660

Income taxes (note 6)	2,123	3,030	901	4,121

Net earnings (loss) for the period	$1,665	$(421)	$(862)	$(2,461)

Basic and diluted net earnings (loss) per share	$0.03	$(0.01)	$(0.01)	$(0.04)

Basic weighted average number of shares outstanding (000’s)	60,339	60,323	60,377	60,386

Diluted weighted average number of shares outstanding (000’s) (note 7)	60,986	60,323	60,377	60,386

(1)  The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Net earnings (loss) for the period	$1,665	$(421)	$(862)	$(2,461)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	4,736	(6,792)	(1,252)	(12,144)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	835	(694)	(112)	(874)
Reclassification of realized gains/losses on forward exchange contracts in net earnings (loss)	391	756	48	(281)
Deferred income tax effect of gains/losses on forward exchange contracts	(328)	(16)	17	310
Other comprehensive income (loss)	5,634	(6,746)	(1,299)	(12,989)

Comprehensive income (loss) for the period	$7,299	$(7,167)	$(2,161)	$(15,450)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Nine months ended May 31, 2013
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2012	$110,965	$17,298	$111,511	$13,507	$253,281
Exercise of stock options (note 4)	87	–	–	–	87
Redemption of share capital (note 4)	(1,892)	(409)	–	–	(2,301)
Reclassification of stock-based compensation costs (note 4)	1,350	(1,350)	–	–	–
Stock-based compensation costs	–	1,333	–	–	1,333
Net loss for the period	–	–	(2,461)	–	(2,461)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(12,144)	(12,144)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $310	–	–	–	(845)	(845)

Total comprehensive loss for the period	–	–	(2,461)	(12,989)	(15,450)

Balance as at May 31, 2013	$110,510	$16,872	$109,050	$518	$236,950

	Nine months ended May 31, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452
Exercise of stock options (note 4)	225	–	–	–	225
Redemption of share capital (note 4)	(831)	(106)	–	–	(937)
Reclassification of stock-based compensation costs (note 4)	2,260	(2,260)	–	–	–
Stock-based compensation costs	–	1,261	–	–	1,261
Net loss for the period	–	–	(421)	–	(421)
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(6,792)	(6,792)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $16	–	–	–	46	46

Total comprehensive loss for the period	–	–	(421)	(6,746)	(7,167)

Balance as at May 31, 2014	$111,491	$16,081	$112,431	$(10,169)	$229,834

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Cash flows from operating activities
Net earnings (loss) for the period	$1,665	$(421)	$(862)	$(2,461)
Add (deduct) items not affecting cash
Changes in discount on short-term investments	–	–	1	–
Stock-based compensation costs	407	1,272	415	1,331
Depreciation and amortization	2,244	7,018	3,059	10,052
Deferred revenue	209	(519)	1,661	241
Deferred income taxes	1,147	1,448	263	1,984
Changes in foreign exchange gain/loss	378	(523)	(78)	(876)
	6,050	8,275	4,459	10,271
Changes in non-cash operating items
Accounts receivable	(8,208)	(3,683)	(4,569)	(10,657)
Income taxes and tax credits	(759)	(1,702)	985	(2,201)
Inventories	727	(2,806)	(262)	791
Prepaid expenses	492	(124)	(804)	(859)
Other assets	53	19	–	–
Accounts payable, accrued liabilities and provisions	4,565	9,956	1,553	1,503
Other liabilities	(35)	(78)	(25)	(235)
	2,885	9,857	1,337	(1,387)
Cash flows from investing activities
Additions to short-term investments	(9,821)	(24,392)	(9,934)	(44,703)
Proceeds from disposal and maturity of short-term investments	9,244	23,806	9,921	47,731
Additions to capital assets	(2,750)	(5,146)	(1,459)	(5,952)
	(3,327)	(5,732)	(1,472)	(2,924)
Cash flows from financing activities
Repayment of long-term debt	–	(307)	–	(293)
Exercise of stock options	30	225	–	87
Redemption of share capital	–	(937)	(1,161)	(2,301)
	30	(1,019)	(1,161)	(2,507)
Effect of foreign exchange rate changes on cash	771	(1,069)	(271)	(2,192)

Change in cash	359	2,037	(1,567)	(9,010)
Cash – Beginning of the period	47,064	45,386	51,425	58,868

Cash – End of the period	$47,423	$47,423	$49,858	$49,858

Supplementary information
Interest paid	$6	$15	$2	$28
Income taxes paid	$271	$1,142	$118	$1,055
Additions to capital assets	$2,734	$5,414	$1,088	$3,335

As at May 31, 2013 and 2014, unpaid purchases of capital assets amounted to $279 and $499 respectively.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1      Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers core-to-edge solutions to assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 25, 2014.

2      Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements except for the changes in accounting policies described below. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements and Amendments

Adopted during the year

The company has adopted the following amended and new standards, effective September 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Consolidation

IFRS 10, “Consolidated Financial Statements”, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12, “Consolidation — Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. The adoption of IFRS 10 had no impact on the company’s consolidated financial statements.

Joint arrangements

IFRS 11, “Joint Arrangements”, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operations. Joint ventures are accounted for using the equity method of accounting whereas for a joint operation, the venture recognizes its share of the assets, liabilities, revenues and expenses of the joint operation. IFRS 11 replaces IAS 31, “Interests in Joint Ventures” and SIC 13, “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”. The adoption of IFRS 11 had no impact on the company’s consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Disclosure of interests in other entities

IFRS 12, “Disclosure of Interests in Other Entities”, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and structured entities. This standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities. The adoption of IFRS 12 had no impact on the company’s consolidated financial statements.

Fair value measurement

IFRS 13, “Fair Value Measurement”, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures. The adoption of IFRS 13 did not require any adjustment to the valuation techniques used by the company to measure fair value. The company provided the required additional disclosure in its consolidated financial statements (note 3).

Financial instruments

IFRS 7, “Financial Instruments: Disclosures”, has been amended to enhance disclosure requirements related to offsetting of financial assets and liabilities. The adoption of these amendments had no impact on the company’s consolidated financial statements.

Issued but not yet adopted

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1st, 2017. Early adoption is permitted. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements or whether or not to early adopt the new standard.

3      Financial Instruments

Fair value of financial instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company’s short-term investments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contract represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities by level of hierarchy is as follows:

	As at May 31, 2014		As at August 31, 2013
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$5,321	$–	$4,868	$–
Forward exchange contracts	$–	$139	$–	$–

Financial liabilities
Forward exchange contracts	$–	$800	$–	$722

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain operating expenses (US dollars and euros). In addition, the company is exposed to a currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2014, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2014 to August 2014	$5,400	1.0346
September 2014 to August 2015	18,200	1.0589
September 2015 to August 2016	13,400	1.0923
September 2016 to December 2016	3,400	1.1063

Total	$40,400	1.0707

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rate

September 2014 to March 2015	$1,750	62.22

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $808,000 as at August 31, 2013 and $826,000 as at May 31, 2014.

Based on the portfolio of forward exchange contracts as at May 31, 2014, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $590,000.

As at May 31, 2014, forward exchange contracts in the amount of $139,000 are presented as long-term assets in other assets, forward exchange contracts in the amount of $590,000 are presented as current liabilities in accounts payable and accrued liabilities and forward exchange contracts of $210,000 are presented as long-term liabilities in other liabilities in the balance sheet. These forward exchange contracts are not yet recorded in the statement of earnings.

During the three and nine months ended May 31, 2013 and 2014, the company recognized within its sales the following gains or losses on forward exchange contracts:

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Gains (losses) on forward exchange contracts	$(352)	$(721)	$44	$399

4  Share Capital

On January 8, 2014, the company announced that its Board of Directors approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,043,101 subordinate voting shares at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on January 13, 2014, and will end on January 12, 2015, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in share capital for the nine months ended May 31, 2013 and 2014.

	Nine months ended May 31, 2013
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2012	31,643,000	$1	28,710,891	$110,964	$110,965
Exercise of stock options	−	−	23,275	51	51
Redemption of restricted share units	−	−	127,949	−	−
Redemption of share capital	−	−	(205,123)	(793)	(793)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	612	612
Balance as at November 30, 2012	31,643,000	1	28,656,992	110,834	110,835
Exercise of stock options	−	−	7,400	36	36
Redemption of restricted share units	−	−	141,725	−	−
Redemption of deferred share units	−	−	37,054	−	−
Redemption of share capital	−	−	(31,210)	(120)	(120)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	649	649
Balance as at February 28, 2013	31,643,000	1	28,811,961	111,399	111,400
Redemption of restricted share units	−	−	16,752	−	−
Redemption of share capital	−	−	(252,974)	(979)	(979)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	89	89

Balance as at May 31, 2013	31,643,000	$1	28,575,739	$110,509	$110,510

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Nine months ended May 31, 2014
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total Amount

Balance as at September 1, 2013	31,643,000	$1	28,401,790	$109,836	$109,837
Exercise of stock options	−	−	25,800	106	106
Redemption of restricted share units	−	−	315,583	−	−
Redemption of deferred share units	−	−	38,010	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	1,435	1,435
Balance as at November 30, 2013	31,643,000	1	28,781,183	111,377	111,378
Exercise of stock options	−	−	20,500	89	89
Redemption of restricted share units	−	−	95,882	−	−
Redemption of share capital	−	−	(214,470)	(831)	(831)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	701	701
Balance as at February 28, 2014	31,643,000	1	28,683,095	111,336	111,337
Exercise of stock options	−	−	6,500	30	30
Redemption of restricted share units	−	−	14,155	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	124	124

Balance as at May 31, 2014	31,643,000	$1	28,703,750	$111,490	$111,491

5  Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Gross research and development expenses	$13,616	$39,971	$13,782	$41,806
Research and development tax credits and grants	(1,871)	(5,972)	(2,209)	(6,671)

	$11,745	$33,999	$11,573	$35,135

Gross research and development expenses for the nine months ended May 31, 2013 include $89,000 in restructuring charges.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Inventory write-down is as follows:

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Inventory write-down for the period	$1,181	$3,619	$1,042	$2,979

Depreciation and amortization expenses by functional area are as follows:

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Cost of sales
Depreciation of property, plant and equipment	$377	$1,141	$398	$1,265
Amortization of intangible assets	465	1,527	938	3,469
	842	2,668	1,336	4,734

Selling and administrative expenses
Depreciation of property, plant and equipment	234	715	272	844
Amortization of intangible assets	377	1,152	417	1,291
	611	1,867	689	2,135

Net research and development expenses
Depreciation of property, plant and equipment	608	1,881	803	2,473
Amortization of intangible assets	183	602	231	710
	791	2,483	1,034	3,183

	$2,244	$7,018	$3,059	$10,052

Depreciation of property, plant and equipment	$1,219	$3,737	$1,473	$4,582
Amortization of intangible assets	1,025	3,281	1,586	5,470

	$2,244	$7,018	$3,059	$10,052

Employee compensation comprises the following:

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Salaries and benefits	$31,133	$91,853	$30,732	$93,962
Stock-based compensation costs	407	1,272	415	1,331

Total employee compensation for the period	$31,540	$93,125	$31,147	$95,293

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Cost of sales	$45	$145	$58	$170
Selling and administrative expenses	264	856	252	875
Net research and development expenses	98	271	105	286

Total stock-based compensation for the period	$407	$1,272	$415	$1,331

6  Income taxes

For the three months and the nine months ended May 31, 2013 and 2014, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$1,023	$705	$11	$448

Increase (decrease) due to:
Foreign income taxed at different rates	83	(27)	(45)	(323)
Non-taxable income	(187)	(1,080)	(227)	(1,391)
Non-deductible expenses	387	794	184	607
Foreign exchange effect of translation of foreign subsidiaries	(151)	61	(223)	61
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	584	2,515	1,226	3,920
Other	384	62	(25)	799

Income tax provision for the period	$2,123	$3,030	$901	$4,121

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The income tax provision consists of the following:

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Current	$976	$1,582	$638	$2,137
Deferred	1,147	1,448	263	1,984

	$2,123	$3,030	$901	$4,121

7  Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2014	Nine months ended May 31, 2014	Three months ended May 31, 2013	Nine months ended May 31, 2013

Basic weighted average number of shares outstanding (000’s)	60,339	60,323	60,377	60,386
Plus dilutive effect of (000’s):
Stock options	2	12	20	28
Restricted share units	546	570	619	640
Deferred share units	99	101	107	116

Diluted weighted average number of shares outstanding (000’s)	60,986	61,006	61,123	61,170
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	25	94	9	71

For the three and nine months ended May 31, 2013 and the nine months ended May 31, 2014, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated June 25, 2014.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycle. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We launched three new products in the third quarter of fiscal 2014, including the FTB-2 Pro Platform, the industry’s smallest platform for high-speed, multitechnology testing in the field and a 10G multi-test solution for the turn up, validation and troubleshooting of next-generation and legacy networks. Altogether, the company released 19 new products or major product upgrades since the beginning of the fiscal year.

We reported sales of $63.9 million in the third quarter of fiscal 2014, which represents an increase of 8.5% compared to $58.9 million for the same period last year. Bookings increased 7.6% to $66.5 million in the third quarter of fiscal 2014, for a book-to-bill ratio of 1.04, from $61.8 million for the same period last year.

Net earnings reached $1.7 million, or $0.03 per diluted share, in the third quarter of fiscal 2014, compared to a net loss of $862,000, or $0.01 per share, for the same period last year. Net earnings for the third quarter of fiscal 2014 included $1.0 million in after-tax amortization of intangible assets, $407,000 in stock-based compensation costs and a foreign exchange loss of $1.1 million.

Adjusted EBITDA (net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss) reached $7.3 million, or 11.5% of sales in the third quarter of fiscal 2014, compared to $3.1 million, or 5.3% of sales for the same period last year. See page 34 in this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss).

During the third quarter of fiscal 2014, we acquired the assets of ByteSphere LLC, a Boston-area software company specializing in global IT management and network monitoring solutions. This transaction extends our service assurance offering into infrastructure performance visibility through highly scalable device and network element polling. In addition, following the quarter-end, we acquired assets of Aito Technologies Ltd, a Finnish provider of customer experience analytics for mobile network operators. These two acquisitions are immaterial individually and collectively and are not expected to have a significant impact on our business in the short term. The purchase prices will be allocated to intangible assets.

On January 8, 2014, we announced that our Board of Directors approved the renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 2,043,101 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on January 13, 2014, and will end on January 12, 2015, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended May 31,		Nine months ended May 31,
	2014	2013	2014	2013

Sales	$63,882	$58,865	$171,064	$181,262

Cost of sales (1)	23,469	22,574	64,727	69,895
Selling and administrative	21,730	22,002	64,975	67,366
Net research and development	11,745	11,573	33,999	35,135
Depreciation of property, plant and equipment	1,219	1,473	3,737	4,582
Amortization of intangible assets	1,025	1,586	3,281	5,470
Interest and other income	(220)	(68)	(296)	(76)
Foreign exchange (gain) loss	1,126	(314)	(1,968)	(2,770)

Earnings before income taxes	3,788	39	2,609	1,660

Income taxes	2,123	901	3,030	4,121

Net earnings (loss) for the period	$1,665	$(862)	$(421)	$(2,461)

Basic and diluted net earnings (loss) per share	$0.03	$(0.01)	$(0.01)	$(0.04)

Other selected information:

Gross margin before depreciation and amortization(2)	$40,413	$36,291	$106,337	$111,367

Research and development:
Gross research and development (3)	$13,616	$13,782	$39,971	$41,806
Net research and development (3)	$11,745	$11,573	$33,999	$35,135

Adjusted EBITDA (2)	$7,345	$3,131	$8,635	$10,286

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 34 for non-IFRS measures.
(3)	Include $89 in restructuring charges for the nine months ended May 31, 2013 (nil in fiscal 2014).

	Three months ended May 31,		Nine months ended May 31,
	2014	2013	2014	2013

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	36.7	38.3	37.8	38.6
Selling and administrative	34.0	37.4	38.0	37.2
Net research and development	18.4	19.7	19.9	19.4
Depreciation of property, plant and equipment	1.9	2.5	2.2	2.5
Amortization of intangible assets	1.6	2.7	1.9	3.0
Interest and other income	(0.3)	(0.1)	(0.2)	(0.1)
Foreign exchange (gain) loss	1.8	(0.5)	(1.1)	(1.5)

Earnings before income taxes	5.9	–	1.5	0.9

Income taxes	3.3	1.5	1.7	2.3

Net earnings (loss) for the period	2.6%	(1.5)%	(0.2)%	(1.4)%

Other selected information:

Gross margin before depreciation and amortization (2)	63.3%	61.7%	62.2%	61.4%

Research and development:
Gross research and development (3)	21.3%	23.4%	23.4%	23.1%
Net research and development (3)	18.4%	19.7%	19.9%	19.4%

Adjusted EBITDA (2)	11.5%	5.3%	5.0%	5.7%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 34 for non-IFRS measures.
(3)	Include 0.1% in restructuring charges for the nine months ended May 31, 2013 (nil in fiscal 2014).

SALES AND BOOKINGS

For the three months ended May 31, 2014, our sales increased 8.5% to $63.9 million, from $58.9 million for the same period last year, and our bookings increased 7.6% to $66.5 million, from $61.8 million for the same period last year, for a book-to-bill ratio of 1.04.

For the nine months ended May 31, 2014, our sales decreased 5.6% to $171.1 million, from $181.3 million for the same period last year. For the first nine months of fiscal 2014, bookings increased 2.0% to $183.1 million, from $179.5 million for the same period last year, for a book-to-bill ratio of 1.07.

In the third quarter of fiscal 2014, we reported a year-over-year sales increase in dollars in all geographic areas (Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific). In fact, in the third quarter of fiscal 2014, our sales were positively impacted by late bookings received in the previous quarter (book-to-bill ratio for the second quarter of 2014 was 1.15) that were shipped and recognized in the third quarter. In addition, in the third quarter of fiscal 2014, we benefited from projects and strategic initiatives that were pushed later in fiscal 2014 by customers; this also helped us deliver a 7.6% increase in bookings in the third quarter, which in turn allowed us to report a 2.0% year-over year growth in bookings after nine months into fiscal 2014.

However, in the third quarter of fiscal 2014, we recorded (in our sales) foreign exchange losses of $352,000 on our forward exchange contracts, compared to foreign exchange gains of $44,000 for the same period last year, which decreased our sales 0.7% year-over-year.

In the first nine months of fiscal 2014, most of the year-over-year decrease in sales in dollars comes from the Americas as market conditions in this region have been challenging in the first half of the year due to order delays and lower spending levels, especially among key customers. In addition, in the first nine months of fiscal 2014 (first half of the year), we did not benefit from any calendar year-end budget spending on the part of network operators in the Americas due to tight management of budgets, while we benefited from some of this spending in the same period last year, reducing our sales year-over-year.

Furthermore, in the first nine months of fiscal 2013, we shipped large orders of copper-access products to some tier-1 network operators in the Americas. We did not have such large orders for the same period this year, which reduced our sales year-over-year.

Finally, in the first nine months of fiscal 2014, we recorded foreign exchange losses of $721,000 on our forward exchange contracts, compared to foreign exchange gains of $399,000 for the same period last year, which contributed to decreasing our sales 0.6% year-over-year.

In terms of bookings, although our sales decreased year-over-year in the first nine months of fiscal 2014, our bookings increased 2.0% year-over-year due to timing of orders.

Geographic distribution

In the third quarter of fiscal 2014, sales to the Americas, EMEA and Asia-Pacific accounted for 54%, 28% and 18% of sales respectively, compared to 55%, 28% and 17% for the same period last year respectively. In the first nine months of fiscal 2014, sales to the Americas, EMEA and Asia-Pacific accounted for 50%, 30% and 20% of sales respectively, compared to 53%, 28% and 19% for the same period last year respectively.

Customer concentration

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the third quarters of fiscal 2013 and 2014, no customer accounted for more than 10% of our sales, and our top three customers accounted for 15.7% and 15.3% of our sales respectively. In the first nine months of fiscal 2013 and 2014, no customer accounted for more than 10% of our sales, and our top three customers accounted for 13.6% and 11.9% of our sales respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION (non-IFRS measure — refer to page 34 of this document)

Gross margin before depreciation and amortization (gross margin) reached 63.3% of sales for the three months ended May 31, 2014, compared to 61.7% for the same period last year.

Gross margin reached 62.2% of sales for the nine months ended May 31, 2014, compared to 61.4% for the same period last year.

The increase in our gross margin in the third quarter of fiscal 2014 compared to the same period last year can be explained by the following factors.

In the third quarter of fiscal 2013, our gross margin was unfavorably affected by our product mix. Namely, in the third quarter of 2013, we shipped large orders of lower-margin copper-access test solutions, which negatively impacted our gross margin for that period. We did not have such orders in the same period this year.

In addition, in the third quarter of fiscal 2014, higher sales volume compared to the same period last year resulted in a better absorption of our fixed manufacturing costs, which increased our gross margin year-over-year.

However, in the third quarter of fiscal 2014, we recorded in our sales foreign exchange losses of $352,000 on our forward exchange contracts, compared to foreign exchange gains of $44,000 for the same period last year, which contributed to decreasing our gross margin by 0.2% year-over-year.

The increase in our gross margin in the first nine months of fiscal 2014 compared to the same period last year can be explained by the following factors.

In the first nine months of fiscal 2013, our gross margin was unfavorably affected by our product mix. Namely, in the first nine months of 2013, we shipped large orders of lower-margin copper-access test solutions, which negatively impacted our gross margin for that period. We did not have such orders in the same period this year.

However, the following factors offset in part the increase in our gross margin year-over-year.

In the first nine months of fiscal 2014, a lower sales volume compared to the same period last year resulted in a lower absorption of our fixed manufacturing costs, which decreased our gross margin year-over-year.

In addition, in the first nine months of fiscal 2014, we recorded an inventory write-off of $3.6 million, compared to $3.0 million for the same period last year. This represents a negative impact of 0.5% on our gross margin year-over-year.

Finally, in the first nine months of fiscal 2014, we recorded in our sales foreign exchange losses of $721,000 on our forward exchange contracts, compared to foreign exchange gains of $399,000 for the same period last year, which contributed to decreasing our gross margin 0.2% year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended May 31, 2014, selling and administrative expenses were $21.7 million, or 34.0% of sales, compared to $22.0 million, or 37.4% of sales for the same period last year.

For the nine months ended May 31, 2014, selling and administrative expenses were $65.0 million, or 38.0% of sales, compared to $67.4 million, or 37.2% of sales for the same period last year.

In the third quarter of fiscal 2014, our selling and administrative expenses decreased year-over-year due to tight control on expenses and to the increase in the average value of the US dollar compared to the Canadian dollar year-over-year, as a portion of our selling and administrative expenses are incurred in this currency and we report our results in US dollars.

However, in the third quarter of fiscal 2014, commission expenses to our sales channels were higher compared to the same period last year due to higher sales volume year-over-year.

In the third quarter of fiscal 2014, our selling and administrative expenses decreased as a percentage of sales as our sales increased year-over-year and a large portion of these expenses are relatively fixed in the short term.

In the first nine months of fiscal 2014, our selling and administrative expenses decreased due to tight control on expenses and to the increase in the average value of the US dollar compared to the Canadian dollar year-over-year.

In the first nine months of fiscal 2014, although our selling and administrative expenses decreased in dollars year-over-year, they increased as a percentage of sales as our sales also decreased year-over-year and a large portion of these expenses are relatively fixed in the short term.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended May 31, 2014, gross research and development expenses totaled $13.6 million, or 21.3% of sales, compared to $13.8 million, or 23.4% of sales for the same period last year.

For the nine months ended May 31, 2014, gross research and development expenses totaled $40.0 million, or 23.4% of sales, compared to $41.8 million, or 23.1% of sales for the same period last year.

In the third quarter and the first nine months of fiscal 2014, the year-over-year increase in the average value of the US dollar compared to the Canadian dollar and the Indian rupee had a positive impact on our gross research and development expenses as most of these expenses are incurred in these currencies and we report our results in US dollars.

In addition, in the first nine months of fiscal 2014, a shift in the mix and timing of research and development projects resulted in decreased gross research and development expenses compared to the same periods last year, with reduction of subcontracting and consultant expenses.

Finally, in the first nine months of fiscal 2013, our gross research and development expenses included $89,000 in restructuring charges, compared to nil for the same period this year.

A large portion of our research and development expenses are relatively fixed in the short term and they fluctuate in percentage of sales as sales fluctuate year-over-year.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible to grants by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended May 31, 2014, tax credits and grants for research and development activities were $1.9 million, or 13.7% of gross research and development expenses, compared to $2.2 million, or 16.0% of gross research and development expenses for the same period last year.

For the nine months ended May 31, 2014, tax credits and grants for research and development activities were $6.0 million, or 14.9% of gross research and development expenses, compared to $6.7 million, or 16.0% of gross research and development expenses for the same period last year.

The decrease in our tax credits and grants in the third quarter of fiscal 2014, compared to the same period last year, mainly results from the decrease in the statutory Canadian federal research and development tax credit rate.

The decrease in our tax credits and grants in the first nine months of fiscal 2014, compared to the same period last year, results from the decrease in our gross research and development expenses year-over-year as well as in the decrease in the statutory Canadian federal research and development tax credit rate.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

In the third quarter of fiscal 2014, depreciation of property, plant and equipment amounted to $1.2 million, compared to $1.5 million for the same period last year.

In the first nine months of fiscal 2014, depreciation of property, plant and equipment amounted to $3.7 million, compared to $4.6 million for the same period last year.

The decrease in depreciation expenses in the third quarter and the first nine months of fiscal 2014, compared to the same periods last year, was due to the fact that some assets became fully depreciated in fiscal 2013 as well as to the increase in the average value of the US dollar versus the Canadian dollar and the Indian rupee year-over-year, as a significant portion of our depreciation expenses is incurred in these currencies and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

In the third quarter of fiscal 2014, amortization of intangible assets amounted to $1.0 million, compared to $1.6 million for the same period last year.

In the first nine months of fiscal 2014, amortization of intangible assets amounted to $3.3 million, compared to $5.5 million for the same period last year.

The decrease in amortization expenses in the third quarter and the first nine months of fiscal 2014 compared to the same periods last year is mainly due to the fact that core technology related to the acquisition of Brix Networks Inc. (acquired in fiscal 2008) became fully amortized during fiscal 2013, and that the average value of the US dollar increased compared to the Canadian dollar year-over-year, as a significant portion of our amortization expense is incurred in this currency and we report our results in US dollars.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risks in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros or other currencies, which further hedges these risks. However, we remain exposed to currency risks; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended May 31, 2014, we recorded a foreign exchange loss of $1.1 million compared to a foreign exchange gain of $314,000 for the same period last year.

For the nine months ended May 31, 2014, we recorded a foreign exchange gain of $2.0 million compared to $2.8 million for the same period last year.

During the third quarter of fiscal 2014, the period-end value of the Canadian dollar increased versus the US dollar and the euro, compared to the previous quarter, which resulted in a foreign exchange loss of $1.1 million during that period. In fact, the period-end value of the Canadian dollar increased 2.1% versus the US dollar to CA$1.0842= US$1.00 in the third quarter of fiscal 2014, compared to CA$1.1075 = US$1.00 at the end of the previous quarter, and increased 3.1% versus the euro to CA$1.4822 = €1.00 in the third quarter of fiscal 2014, compared to CA$1.5291 = €1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar slightly decreased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange gain of $314,000 during that period. The period-end value of the Canadian dollar decreased 0.5% to CA$1.0368 = US$1.00 in the third quarter of fiscal 2013, compared to CA$1.0314 = US$1.00 at the end of the previous quarter.

During the first nine months of fiscal 2014, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a foreign exchange gain of $2.0 million during that period. In fact, the period-end value of the Canadian dollar decreased 2.9% versus the US dollar to CA$1.0842 = US$1.00 in the first nine months of fiscal 2014, compared to CA$1.0530 = US$1.00 at the end of the previous year, and decreased 6.4% versus the euro to CA$1.4822 = €1.00 in the first nine months of fiscal 2014, compared to CA$1.3936 = €1.00 at the end of the previous year.

During the same period last year, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a foreign exchange gain of $2.8 million during that period. Namely, the period-end value of the Canadian dollar decreased 4.9% to CA$1.0368 = US$1.00 in the first nine months of fiscal 2013, compared to CA$0.9863 = US$1.00 at the end of the previous year.

Foreign-exchange-rate fluctuations also flow through the statement of earnings line items as a significant portion of our operating items are denominated in Canadian dollars and Indian rupees, and we report our results in US dollars. Consequently, the increase in the average value of the US dollar in the third quarter and the first nine months of fiscal 2014, compared to these currencies year-over-year, resulted in a positive impact on our financial results. In fact, the average value of the US dollar in the third quarter of fiscal 2014 increased 7.2% and 9.8% year-over-year, compared to the Canadian dollar and the Indian rupee respectively. During the first nine months of fiscal 2014, it increased 6.9% and 12.0% respectively year-over-year, compared to these two currencies respectively.

INCOME TAXES

For the three months ended May 31, 2014, we reported an income tax expense of $2.1 million on earnings before income taxes of $3.8 million. For the corresponding period last year, we reported income tax expenses of $901,000 on earnings before income taxes of $39,000.

For the nine months ended May 31, 2014, we reported income tax expenses of $3.0 million on earnings before income taxes of $2.6 million. For the corresponding period last year, we reported income tax expenses of $4.1 million on earnings before income taxes of $1.7 million.

These situations mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible loss and expenses, such as stock-based compensation costs. Also, a significant portion of our foreign exchange gain or loss was created by the translation of financial statements of our foreign subsidiaries, and was therefore non-taxable/deductible. Otherwise, the actual tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for all periods.

Please refer to note 6 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at May 31, 2014, cash and short-term investments totaled $52.7 million, while our working capital was at $107.6 million. Our cash and short-term investments increased $1.0 million in the third quarter of fiscal 2014, compared to the previous quarter. During the third quarter of fiscal 2014, operating activities generated $2.9 million in cash. In addition, we recorded an unrealized foreign exchange gain on our cash and short-term investments of $874,000. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet. However, during the quarter, we made cash payments totaling $2.8 million for the purchase of capital assets.

Our short-term investments mainly consist of a banker acceptance issued by a high-credit-quality corporation, maturing in July 2014; therefore, we consider the risk of non-performance of this financial instrument to be limited. This debt instrument is not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at May 31, 2014, cash balances included an amount of $31.4 million that bears interest at an annual rate of 1.5%.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $15.4 million for working capital and other general corporate purposes, and unused lines of credit of $20.7 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $2.9 million for the three months ended May 31, 2014, compared to $1.3 million for the same period last year.

Cash flows provided by operating activities were $9.9 million for the nine months ended May 31, 2014, compared to cash flows used of $1.4 million for the same period last year.

Cash flows provided by operating activities in the third quarter of fiscal 2014 were attributable to the net earnings after items not affecting cash of $6.1 million offset in part by the negative net change in non-cash operating items of $3.2 million; this was mainly due to the negative effect on cash of the increase of $8.2 million in our accounts receivable due to the increase of sales as well as the timing of receipts and sales during the quarter and the negative effect on cash of the increase of $759,000 in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $727,000 in our inventories due to an increased inventory turn, the positive effect on cash of the decrease of $492,000 in our prepaid expenses due to the timing of payments during the quarter, as well as the positive effect on cash of the increase of $4.6 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the third quarter of fiscal 2013 were attributable to the net earnings after items not affecting cash of $4.5 million offset in part by the negative net change in non-cash operating items of $3.2 million; this was mainly due to the negative effect on cash of the increase of $4.6 million in our accounts receivable due to the timing of sales during the quarter as well as the negative effect on cash of the increase of $804,000 in our prepaid expenses due to the timing of payments during the quarter. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $985,000 in our income taxes and tax credits as, during the quarter, we cashed tax credits earned in previous periods as well as the positive effect on cash of the increase of $1.6 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the first nine months of fiscal 2014 were attributable to the net earnings after items not affecting cash of $8.3 million, and the positive net change in non-cash operating items of $1.6 million; this was mainly due to the positive effect on cash of the increase of $10.0 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the period. This positive effect on cash was offset in part by the negative effect on cash of the increase of $3.7 million in our accounts receivable due to the decrease in sales year-over-year as well as the timing of receipts and sales during the period, the negative effect on cash of the increase of $1.7 million in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered, and the negative effect on cash of the increase of $2.8 million in our inventories due to meet future demand.

Cash flows used by operating activities in the first nine months of fiscal 2013 were attributable to the net earnings after items not affecting cash of $10.3 million more than offset by the negative net change in non-cash operating items of $11.7 million; this was mainly due to the negative effect on cash of the increase of $10.7 million in our accounts receivable due to the timing of sales during the period, the negative effect on cash of the increase of $2.2 million in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered as well as the negative effect on cash of the increase of $859,000 in our prepaid expenses due to timing of payments during the period. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $791,000 in our inventories due to an improved inventory turn during the period as well as the positive effect on cash of the increase of $1.5 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the period.

Investing activities

Cash flows used by investing activities were $3.3 million for the three months ended May 31, 2014, compared to $1.5 million for the same period last year.

Cash flows used by investing activities were $5.7 million for the nine months ended May 31, 2014, compared to $2.9 million for the same period last year.

In the third quarter of fiscal 2014, we paid $2.8 million for the purchase of capital assets, including the assets of ByteSphere, and we acquired (net of disposals) $577,000 worth of short-term investments.

For the corresponding period last year, we paid $1.5 million for the purchase of capital assets.

In the first nine months of fiscal 2014, we paid $5.1 million for the purchase of capital assets, including the assets of ByteSphere, and we acquired (net of disposals) $586,000 worth of short-term investments.

For the corresponding period last year, we paid $5.9 million for the purchase of capital assets but we disposed (net of acquisitions) of $3.0 million worth of short-term investments.

Financing activities

Cash flows provided by financing activities were $30,000 for the three months ended May 31, 2014, compared to cash flows used of $1.2 million for the same period last year.

Cash flows used by financing activities were $1.0 million for the nine months ended May 31, 2014, compared to $2.5 million for the same period last year.

In the third quarter of fiscal 2014, we received $30,000 from the exercise of stock options.

For the corresponding period last year, we redeemed share capital for a cash consideration of $1.2 million.

In the first nine months of fiscal 2014, we redeemed share capital for a cash consideration of $937,000 and we made a repayment of $307,000 of our long-term debt. However, we received $225,000 from the exercise of stock options.

For the corresponding period last year, we redeemed share capital for a cash consideration of $2.3 million and we made a repayment of $293,000 of our long-term debt. However, we received $87,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at May 31, 2014, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2014 to August 2014	$5,400,000	1.0346
September 2014 to August 2015	18,200,000	1.0589
September 2015 to August 2016	13,400,000	1.0923
September 2016 to December 2016	3,400,000	1.1063

Total	$40,400,000	1.0707

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rate

September 2014 to March 2015	$1,750,000	62.22

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $808,000 as at August 31, 2013 and $826,000 as at May 31, 2014, mainly for our US/Canadian dollars forward exchange contracts. The quarter-end exchange rate was CA$1.0842 = US$1.00 as at May 31, 2014.

SHARE CAPITAL

Share capital

As at June 25, 2014, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,703,750 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2014, our off-balance sheet arrangements consisted of letters of guarantee amounting to $408,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2017.

STRUCTURED ENTITIES

As at May 31, 2014, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2013, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS

Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three and nine months ended May 31, 2014 and to our consolidated financial statements for the year ended August 31, 2013 for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the first nine months of fiscal 2014,  there have  been no  material  changes from the risk  factors  disclosed in our  Annual Report on Form 20-F for the year ended August 31, 2013.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization* and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

**	Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended May 31,		Nine months ended May 31,
	2014	2013	2014	2013

IFRS net earnings (loss) for the period	$1,665	$(862)	$(421)	$(2,461)

Add (deduct):

Depreciation of property, plant and equipment	1,219	1,473	3,737	4,582
Amortization of intangible assets	1,025	1,586	3,281	5,470
Interest and other income	(220)	(68)	(296)	(76)
Income taxes	2,123	901	3,030	4,121
Restructuring charges	–	–	–	89
Stock-based compensation costs	407	415	1,272	1,331
Foreign exchange (gain) loss	1,126	(314)	(1,968)	(2,770)
Adjusted EBITDA for the period	$7,345	$3,131	$8,635	$10,286

Adjusted EBITDA in percentage of sales	11.5%	5.3%	5.0%	5.7%

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	May 31, 2014	February 28, 2014	November 30, 2013	August 31, 2013

Sales	$63,882	$51,179	$56,003	$60,888
Cost of sales (1)	$23,469	$20,073	$21,185	$22,574
Net earnings (loss)	$1,665	$(1,339)	$(747)	$3,802
Basic and diluted net earnings (loss) per share	$0.03	$(0.02)	$(0.01)	$0.06

	Quarters ended
	May 31, 2013	February 28, 2013	November 30, 2012	August 31, 2012

Sales	$58,865	$62,576	$59,821	$57,156
Cost of sales (1)	$22,574	$23,664	$23,657	$21,257
Net earnings (loss)	$(862)	$39	$(1,638)	$(3,714)
Basic and diluted net earnings (loss) per share	$(0.01)	$0.00	$(0.03)	$(0.06)

(1)	The cost of sales is exclusive of depreciation and amortization.